UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 26, 2023

Commonwealth Thoroughbreds LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

101 West Loudon Ave, Suite 210, Lexington, Kentucky 40508

(Full mailing address of principal executive offices)

(323) 378 5554

(Issuer’s telephone number, including area code)

Series Country Grammer, Series We The People, Series Mage, Series Constitution Filly (renamed Series Appellate),

Series Kissed By Fire, Series Tapicat Filly; Series Tshiebwe

Title of each class of securities issued pursuant to Regulation A

Item 9 Other Events

Mage Sale

On September 23rd, 2023, Commonwealth Thoroughbreds, LLC (“Commonwealth”) announced that multiple Grade 1 stakes winner Mage has sold breeding rights to Airdrie Stud, Inc. The announcement was made on behalf of Mage’s three co-owners, Commonwealth Thoroughbreds LLC (the “Company”), OMGA, LLC and Sterling Racing, LLC.

Mage, a three-year old colt, has career earnings-to-date of $2,507,450. Mage’s successful 2023 season includes a first-place victory in the $3 million Kentucky Derby and two strong second-place finishes in the $1.2 million Florida Derby and $1 million Haskell Stakes; the three co-owners jointly decided that it was the appropriate time to sell Mage’s stallion rights. As such, the terms of this sale shall be in accordance with the following terms:

A.	Sale of Fractional Interests in Horse’s Breeding Qualities. Owners agree that no portion of the Horse’s breeding qualities shall be sold, transferred or assigned except pursuant to this paragraph. Following execution of this Agreement and satisfaction of the conditions precedent herein, the Horse’s breeding qualities shall be syndicated and divided into forty (40) “Fractional Interests” to be allocated to the Owners pro-rata according to their percentage ownership in the Horse. Thereafter, to the extent Owners desire to sell any Fractional Interest(s), they shall notify Airdrie and Airdrie, as Manager and as agent for the Owners and Syndicate, shall use reasonable commercial efforts to sell such Fractional Interests on behalf of the Owners and Syndicate based on a total valuation of Nine Million Dollars ($9,000,000.00) (i.e. $225,000 per Fractional Interest) (the “Initial Valuation”). Provided, however, that the Initial Valuation shall be subject to escalation as follows:

a.	If the Horse is the Official Winner of (a) the 2023 Grade I Breeders’ Cup Dirt Mile; (b) the 2023 Grade Breeders’ Cup Classic; or (c) the 2023 Grade I Cigar Mile, there shall be a one-time increase in the total valuation of One Million Dollars ($1,000,000.00) (i.e. an additional $25,000.00 per Fractional Interest); and

b.	If the Horse is the Official Winner of (a) the 2024 Grade I Pegasus World Cup; (b) the 2024 Grade I Dubai World Cup; (c) the 2024 Grade I Saudi World Cup; (d) the 2024 Grade I Metropolitan Mile; (e) the 2024 Grade I Whitney Stakes; or (e) the 2024 Grade I Breeders’ Cup Classic, there shall be a one-time increase in the total valuation of One Million Dollars ($1,000,000.00) (i.e. an additional $25,000.00 per Fractional Interest);

c.	If the Horse earns an escalation under section A(a) above and an escalation under Section A(b) above, there shall be an additional increase in the total valuation of One Million Dollars ($1,000,000.00) (i.e. an additional $25,000.00 per Fractional Interest).

B.	For purposes of clarity, only one escalator in Section A(a) can be earned by the Horse and only one escalator in Section A(b) can be earned by the Horse, however, if escalators are earned under both sections, then the maximum total valuation for the Horse would be Twelve Million Dollars ($12,000,000.00) (i.e. a maximum value of $300,000.00 per Fractional Interest). For purposes of this Section, “Official Winner” is defined to mean, for all purposes related to this Agreement, that the Horse is placed first by the Stewards in the applicable race after consideration of any inquiry or objection and there is no change in official order of finish via disqualification, purse redistribution, or otherwise. Any of the escalations to the Initial Valuation which are earned after a Fractional Interest has already been sold shall be payable by the purchaser of the Fractional Interest, if at all, within seven (7) business days of when the Horse is deemed the Official Winner of the applicable race referenced above. Airdrie shall be permitted to employ third party agents as necessary to assist in the sale of Fractional Interests, in which case such third party agents may receive a commission not to exceed five percent (5%) of the purchase price.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMONWEALTH THOROUGHBREDS LLC

Dated: October 10, 2023	By:	/s/ Brian Doxtator
	Name:	Brian Doxtator
	Title:	Chief Executive Officer

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